Exhibit (d)(43)(i)

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

BETWEEN TRANSAMERICA ASSET MANAGEMENT, INC. AND

BARROW, HANLEY, MEWHINNEY & STRAUSS, LLC

THIS AMENDMENT is made as of May 1, 2013 to the Investment Sub-Advisory Agreement dated January 4, 2013, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and Barrow, Hanley, Mewhinney & Strauss, LLC (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	Schedule A. Schedule A to the Agreement is hereby deleted and replaced with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Agreement is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of May 1, 2013.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President and Chief Investment Officer,
Advisory Services

BARROW, HANLEY, MEWHINNEY & STRAUSS, LLC

By:	/s/ James P. Barrow
Name:	James P. Barrow
Title:	President

Schedule A

Fund	Investment Subadvisory Fee[1]
Transamerica Dividend Focused	0.30% of the first $200 million; 0.20% over $200 million up to $500 million; 0.15% in excess of $500 million

[1]	The calculation of the sub-advisory fees will be based on the combined average daily net assets of Transamerica Barrow Hanley Dividend Focused VP.